Exhibit 99.6
ANNUAL GENERAL MEETING 16 August 2011

ANNUAL GENERAL MEETING 16 August 2011 Chairman's address - Michael Hammes

ANNUAL GENERAL MEETING 16 August 2011 CEO's address - Louis Gries

AGENDA Global strategy Results overview - Full Year 2011 and Q1 FY 2012 USA and Europe Fibre Cement Legacy issues update Capital management Group summary Group outlook 4

GLOBAL STRATEGY Deliver primary demand growth Continue to shift to a higher value product mix Increase manufacturing efficiency Build the operational strength and flexibility to deliver and sustain earnings in a low demand environment and increase output should a stronger than expected recovery eventuate 5

Full year results reflected: an increase in input costs, primarily pulp, higher freight costs, lower sales volume and unfavourable cost absorption driven by lower production volumes, in the US and European businesses partially offset by a benefit from increases in the average sales price across the businesses, a reduction in SG&A expenses in the US and a strong contribution from the Asia Pacific businesses, assisted by currency appreciation vs US dollar RESULTS OVERVIEW - FULL YEAR 2011 US$ millions FY2011 FY2010 % change Net operating loss (347.0) (84.9) - Net operating profit excluding asbestos, ASIC expenses and tax adjustments 116.7 133.0 (12) Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents) 26.7 30.5 (12) 6

RESULTS OVERVIEW - Q1 FY 2012 US$ millions Q1 FY 12 Q1 FY 11 % change Net operating profit 1.0 104.9 (99) Net operating profit excluding asbestos, ASIC expenses and tax adjustments 39.4 40.5 (3) Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents) 9.0 9.2 (2) 7 1st quarter operating results reflect the continuing difficult US operating environment, a softer residential construction market in Australia, higher freight and input costs (primarily pulp) partially offset by the higher value of the Asia Pacific businesses' currencies Net operating profit for the first quarter including asbestos, ASIC expenses and tax adjustments was affected by an unfavourable asbestos adjustment of US$38.2 million which is attributable to the appreciation of the A$ against the US$

USA AND EUROPE FIBRE CEMENT US$ per MSF Average Net Sales Price US$661 8

*Excludes impairment charges of US$45.6 million in Q4 FY08 EBIT EBIT Margin USA AND EUROPE FIBRE CEMENT EBIT and EBIT Margin* 9

Primary Growth Performance All market and market share figures are management estimates USA AND EUROPE FIBRE CEMENT 10

LEGACY ISSUES UPDATE 11 ATO - 1999 Disputed Amended Assessment James Hardie's initial appeal dismissed in September 2010 Charge of US$345.2 million effective 1 September 2010 (no impact on net operating cash flow in FY11) The Full Federal Court appeal was heard in May 2011; decision awaited Either party may apply for special leave to appeal the Full Federal Court judgment to the High Court If the ATO prevails and RCI does not apply for special leave or special leave is denied, RCI will be required to remit the unpaid portion of the amended assessment, being A$184.2 million, plus accrued interest If RCI prevails and there is no application for special leave or special leave is denied, the ATO will refund amounts paid, being A$239.6 million at 30 June 2011, plus interest and a portion of RCI's legal costs, and the Company will recognise an income tax benefit of approximately A$403.0 million

ASIC Proceedings Court of Appeal judgement handed down on 17 December 2010 Company's appeal dismissed Non-executive directors' appeals upheld ASIC and one former executive granted special leave to appeal to the High Court of Australia Awaiting schedule for High Court appeal hearing Asbestos NSW and Australian Governments announced on 7 December 2010 that a standby loan facility of up to A$320 million for the AICF had been formalised Agreement executed and all substantive conditions precedent to draw down have been resolved LEGACY ISSUES UPDATE 12

On 17 May 2011 the Board announced the resumption of the payment of dividends and a more active approach to capital management James Hardie's capital management policy is to distribute between 20% and 30% of profits after tax, excluding asbestos adjustments, in the form of ordinary dividends James Hardie also announced its intention to acquire up to 5% of the company's issued capital over the ensuing 12 months These capital management initiatives are attributable to the company's ability to generate strong cash flows and thereby reduce debt levels, despite the continuing challenging operating environment Strong net operating cash flow enabled a further reduction in net debt from $40.4 million at 31 March 2011 to $26.9 million at 30 June 2011 The company remains on track to resume dividend payments this financial year (subject to board approval) Arrangements for the share buyback are now complete CAPITAL MANAGEMENT 13

1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, gain or impairment on AICF investments, tax benefits related to asbestos adjustments, ASIC expenses and tax adjustments 2 Excludes asbestos adjustments, AICF SG&A expenses and ASIC expenses 3 Includes restricted cash set aside for AFFA 4 Q1 '12 EPS, Return on Shareholders' Funds and Return on Capital Employed are reported on an annualised basis GROUP SUMMARY Q1 '12 FY 2011 FY 2010 EPS (diluted)1,4 36.1c 26.7c 30.5c Dividend paid per share N/A N/A N/A Return on shareholders' funds1,4 12.6% 10.0% 13.3% Return on capital employed2,4 24.3% 19.7% 17.4% EBIT/Sales (EBIT margin)2 18.0% 15.8% 18.6% Gearing ratio1 2.1% 3.2% 10.9% Net interest expense cover2 37.7x 22.9x 28.6x Net interest paid cover2 33.2x 21.8x 29.0x Net debt payback3 0.4yrs 0.2yrs 0.7yrs Key ratios 14

USA and Europe Fibre Cement results reflected: A continuing difficult operating environment Higher freight and input costs (primarily pulp) Partially offset by lower SG&A expenses and higher average net sales price Asia Pacific Fibre Cement results reflected: Softer operating environments Lower sales volume Unfavourable manufacturing performance Partially offset by the appreciation of Asia Pacific business currencies against the US dollar GROUP SUMMARY 15 Comparisons are of first quarter fiscal year 2012 versus first quarter fiscal year 2011

16 There is no evidence of a sustainable recovery in US housing Month-to-month performance is more stable in FY12 TOTAL USA HOUSING STARTS - US CENSUS

United States Weak recovery driven by low consumer confidence The flow of foreclosed homes into the market continues, house values continue to decline, credit conditions remain restrictive and the broader economic recovery remains relatively weak and uncertain Freight and input costs (particularly pulp) remain high Asia Pacific Australia: Industry data indicates that both new housing and repair and remodel markets will be weaker in the current financial year Philippines: both domestic and export demand have contracted in the 1st quarter New Zealand: activity remains subdued GROUP OUTLOOK 17

ANNUAL GENERAL MEETING 16 August 2011 Items of Business

RESOLUTION 1: FINANCIAL STATEMENTS AND REPORTS Receive and consider the financial statements and reports for the year ended 31 March 2011 19

RESOLUTION 1: FINANCIAL STATEMENTS AND REPORTS Proxy Results: Votes % Total valid proxies received 330,480,394 For 326,103,148 98.82 Against 38,758 0.01 Open 3,846,989 1.17 Abstain 491,499 N/A Excluded 0 N/A 20

RESOLUTION 2: REMUNERATION REPORT Receive and consider the Remuneration Report of the company for the year ended 31 March 2011 This is an advisory resolution only 21

RESOLUTION 2: REMUNERATION REPORT Proxy Results: Votes % Total valid proxies received 330,480,394 For 309,559,056 94.12 Against 15,487,503 4.71 Open 3,847,031 1.17 Abstain 1,586,804 N/A Excluded 0 N/A 22

RESOLUTION 3: RE-ELECTION OF DIRECTORS Re-elect Michael Hammes as a director Re-elect Rudy van der Meer as a director Re-elect Louis Gries as a director 23

RESOLUTION 3(b): RE-ELECT RUDY VAN DER MEER Proxy Results: Votes % Total valid proxies received 330,480,394 For 325,948,564 98.78 Against 149,204 0.05 Open 3,856,483 1.17 Abstain 526,143 N/A Excluded 0 N/A 24

RESOLUTION 3(c): RE-ELECT LOUIS GRIES Proxy Results: Votes % Total valid proxies received 330,480,394 For 325,993,824 98.79 Against 123,929 0.04 Open 3,856,783 1.17 Abstain 505,858 N/A Excluded 0 N/A 25

RESOLUTION 3(a): RE-ELECT MICHAEL HAMMES Proxy Results: Votes % Total valid proxies received 330,480,394 For 325,212,662 98.55 Against 911,859 0.28 Open 3,856,483 1.17 Abstain 499,390 N/A Excluded 0 N/A 26

RESOLUTION 3: RE-ELECTION OF DIRECTORS Re-elect Michael Hammes as a director Re-elect Rudy van der Meer as a director Re-elect Louis Gries as a director 27

RESOLUTION 4: AUTHORITY TO FIX EXTERNAL AUDITOR'S REMUNERATION Give authority to the Board of Directors to fix the external auditor's remuneration for the year ending 31 March 2012 28

RESOLUTION 4: AUTHORITY TO FIX EXTERNAL AUDITOR'S REMUNERATION Proxy Results: Votes % Total valid proxies received 330,480,394 For 325,928,914 98.77 Against 193,294 0.06 Open 3,866,039 1.17 Abstain 492,147 N/A Excluded 0 N/A 29

RESOLUTION 5: GRANT OF HYBRID RESTRICTED STOCK UNITS (RSUS) Approve the grant of Hybrid Restricted Stock Units (RSUs) under the company's Long Term Incentive Plan to the company's Chief Executive Officer, Louis Gries 30

RESOLUTION 5: GRANT OF HYBRID RESTRICTED STOCK UNITS (RSUS) Proxy Results: Votes % Total valid proxies received 330,480,394 For 320,751,456 98.26 Against 3,357,846 1.03 Open 3,871,227 0.71 Abstain 2,450,008 N/A Excluded 49,857 N/A 31

RESOLUTION 6: GRANT OF RELATIVE TOTAL SHAREHOLDER RETURN (TSR) RSUS Approve the grant of Restricted Stock Units (RSUs) with a Relative Total Shareholder Return (TSR) hurdle under the Long Term Incentive Plan to the company's Chief Executive Officer, Louis Gries 32

Proxy Results: Votes % Total valid proxies received 330,480,394 For 300,090,321 91.93 Against 24,014,402 7.36 Open 3,871,227 0.71 Abstain 2,454,587 N/A Excluded 49,857 N/A RESOLUTION 6: GRANT OF RELATIVE TOTAL SHAREHOLDER RETURN (TSR) RSUS 33

RESOLUTION 7: APPROVE AMENDMENT AND RESTATEMENT OF EQUITY INCENTIVE PLAN Approve amendment and restatement of James Hardie Industries 2001 Equity Incentive Plan 34

Proxy Results: Votes % Total valid proxies received 330,480,394 For 322,329,536 97.96 Against 2,857,701 0.87 Open 3,841,507 1.17 Abstain 1,451,650 N/A Excluded 0 N/A RESOLUTION 7: APPROVE AMENDMENT AND RESTATEMENT OF EQUITY INCENTIVE PLAN 35

ANNUAL GENERAL MEETING 16 August 2011 Other Business

ANNUAL GENERAL MEETING 16 August 2011

This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company's officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: statements about the company's future performance; projections of the company's results of operations or financial condition; statements regarding the company's plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products; expectations concerning the costs associated with the suspension or closure of operations at any of the company's plants and future plans with respect to any such plants; expectations that the company's credit facilities will be extended or renewed; expectations concerning dividend payments and share buy-back; statements concerning the company's corporate and tax domiciles and potential changes to them, including potential tax charges; statements regarding tax liabilities and related audits, reviews and proceedings; statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC); expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos- related personal injury and death claims; expectations concerning indemnification obligations; statements about product or environmental liabilities; and statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "likely," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the company's current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company's control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under "Risk Factors" in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June 2011 include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company's financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company's products; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company's corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company's customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company's key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company's reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company's current expectations concerning future results, events and conditions. 38 DISCLAIMER